Exhibit 99.2

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

GENERAL ORDINARY SHAREHOLDERS’ MEETING

February 20, 2026

In Zapopan, Jalisco, United Mexican States; on February 20, 2026, at 2:00 p.m., at the corporate domicile of Betterware de México, S.A.P.I. de C.V. (the “Company”), the shareholders of the Company met for the purpose of holding a General Ordinary Shareholders’ Meeting (the “Meeting”), to which they were duly called in accordance with the provisions of the Company’s by-laws and pursuant to the notice published in the Electronic System of Publications of Mercantile Companies of the Ministry of Economy on February 4, 2026, a copy of which is attached to the minutes of the Meeting as Exhibit A. It is hereby recorded that Mr. Alejandro Wiechers Lazo and Ms. Mariana Fragoso Anaya were present at the Meeting as special guests.

In accordance with the provisions of the Eighteenth and Thirty-fourth clauses of the Company’s bylaws, Mr. Luis Germán Campos Orozco, in his capacity as Executive Chairman of the Board of Directors (the “Chairman”), acted as Chairman of the Meeting, and Mr. Reynaldo Vizcarra Méndez, Secretary, Secretary, without being a member of the Board of Directors of the Company (the “Secretary”), acted as Secretary of the Meeting, in accordance with the provisions of the Thirty-fourth clause of the Company’s bylaws.

The Chairman appointed Alejandro Wiechers Lazo and Mariana Fragoso Anaya, as tellers (the “Tellers”), who after accepting their appointment, examined the documents evidencing their status as shareholders or the corresponding proxies, which are attached in a single file to the minutes of the Meeting as Exhibit B, and prepared the attendance list attached to these minutes as Exhibit C, certifying that 19,597,829 (nineteen million five hundred ninety-seven thousand eight hundred twenty-nine) shares out of 37,316,546 (thirty-seven million three hundred sixteen thousand five hundred forty-six) shares representing the capital stock of the Company were represented, which correspond to 52.51% (fifty-two point fifty-one percent) of the subscribed and paid-in capital stock of the Company, as mentioned below, together with the Federal Taxpayer Registry Codes of those shareholders of the Company, who are tax residents in the United Mexican States, in compliance with the provisions of section V of subsection B of Article 27 of the Federal Fiscal Code and in the attendance list attached to these minutes as Exhibit C:

Shareholders	Shares Series “A”
Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, acting solely and exclusively as trustee of Trust Agreement number 5616 Represented by Francisco Javier Zenteno Gómez RFC: BIN940223KE0	19,597,829
Total:	19,597,829

Based on the certification of the Tellers, and pursuant to clause Thirty-Sixth of the Company’s bylaws and Article 189 of the General Law of Commercial Entities, the Chairman declared the Meeting legally installed and proceeded to read the following:

Agenda

1.	Proposal, discussion, and if applicable, approval of the payment of dividends.

2.	Presentation, discussion and, if applicable, approval on the reelection, appointment or removal of members of the Board of Directors and Officers of the Company.

3.	Appointment of special delegates to formalize the resolutions adopted at the Meeting.

The agenda for the Meeting was approved by the represented shareholder, who proceeded to discuss each item of the agenda as follows:

1.	Proposal, discussion, and if applicable, approval of the payment of dividends.

Dealing with the first item on the agenda, the Chairman of the Meeting informed that is convenient to carry out the distribution of the profits to the Company’s shareholders through the payment of a dividend, charged against accumulated profits, in the amount of $200,000,000.00 pesos (two hundred million pesos 00/100 legal currency of the United Mexican States) (the “Q1 2026 Dividend”).

Subsequently, the Chairman of the Meeting explained to the shareholders that if the payment of the Q1 2026 Dividend is approved, it should be carried out in accordance with the Company’s dividend policy, no later than March 24, 2026, at an exchange rate of $17.27 pesos (seventeen pesos 27/100 legal currency of the United Mexican States) per dollar, legal currency of the United States of America, as per the notice that will be given by the Company’s management to the New York Stock Exchange (NYSE) on February 27, 2026, charged against the accumulated Net Tax Profit Account, withholding from each shareholder the applicable taxes in accordance with the current tax legislation, by bank wire transfer to the account designated by each shareholder.

After discussing the foregoing, the represented shareholder adopted the following:

Resolution

Resolved, to decree the payment of the Q1 2026 Dividend to the shareholders for a total amount of $200,000,000.00 pesos (two hundred million pesos 00/100 legal currency of the United Mexican States), payable in Mexican pesos, in proportion to their contributions to the capital stock of the Company, charged against the accumulated profits of the Company, at an exchange rate of $17.27 pesos (seventeen pesos 27/100, legal currency of the United Mexican States) per dollar, legal currency of the United States of America, according to the notice that will be given by the Company’s management to the New York Stock Exchange (NYSE) on February 27, 2026, and to be paid no later than March 24, 2026, charged against the accumulated Net Tax Profit Account, withholding from each shareholder the applicable taxes according to the current tax legislation.

2.	Presentation, discussion and, if applicable, approval on the reelection, appointment or removal of members of the Board of Directors and Officers of the Company.

Regarding the second item of the agenda, the Chairman explained to the represented shareholder the convenience of removing Mr. Reynaldo Vizcarra Méndez from his position as Secretary, without being part of the Board of Directors of the Company; and appointing Mr. Jose Raz Guzman to hold such position. Likewise, it is proposed to accept the resignation submitted by Olga Botero from her position as Independent Director of the Company.

After discussion, the represented shareholder adopted the following:

Resolutions

Resolved, to approve the removal of Reynaldo Vizcarra Méndez from his position as Secretary, without being part of the Board of Directors of the Company, not without first expressing gratitude for his contributions during his years in such position.

Resolved, to approve the removal of Olga Botero from her position as Independent Director, expressing appreciation for her contributions during her term of service.

Resolved, to approve the appointment of Mr. Jose Raz Guzman as Secretary, without being part of the Board of Directors of the Company.

By virtue of the foregoing, the Board of Directors of the Company is composed, with effect from this date, as follows:

Board of Directors of the Company
Name	Position	Alternate
Luis Germán Campos Orozco	Executive Chairman	-
Andrés Campos Chevallier	Director	-
Santiago Campos Chevallier	Director	-
Silvia Lucia Dávila Kreimerman	Independent Director	-
Diego Gaxiola Cuevas	Independent Director	-
Federico Clariond Domene	Independent Director	-
Salvador Alva Gómez	Independent Director	-
José de Jesús Valdez Simancas	Independent Director	-
Martín Máximo Werner Wainfeld	Independent Director	-
Jose Raz Guzman	Secretary, without being part of the Board of Directors of the Company	-

3.	Appointment of special delegates to formalize the resolutions adopted at the Meeting.

Finally, the Chairman submitted to discussion the last item on the agenda regarding the appointment of special delegates to comply with and formalize the resolutions adopted at the Meeting.

By virtue of the foregoing, the represented shareholder discussed the proposal and adopted the following:

Resolution

Resolved, to authorize Messrs. Luis Germán Campos Orozco, Andrés Campos Chevallier, Reynaldo Vizcarra Méndez, Francisco Javier Zenteno Gómez, Samantha García Ruíz, Lee Manuel Pasarin Ibarra, Alejandro Wiechers Lazo, Alejandro Wiechers Lazo and/or Cristina Alexandra Smith Sánchez to (i) go before the notary public of their choice to notarize all or part of the contents of this Meeting; (ii) if necessary, register their contents in the corresponding Public Registry of Commerce; (iii) transcribe the text of this Meeting in the corresponding minute book; (iv) request certified copies of the public instrument; and/or (v) in general, carry out any and all acts that they consider necessary to complete and formalize any of the resolutions approved herein.

It is recorded that from the beginning until the end of this Meeting, all the shares listed in the Attendance List of the Meeting were represented.

The following are attached as exhibits to these Meeting minutes:

Exhibit A	Notice of the Meeting published in the Electronic System of Publications of Commercial Companies.

Exhibit B	Documents evidencing the quality of shareholders or the corresponding power of attorney.

Exhibit C	Meeting Attendance List.

There being no further business to discuss, the agenda was deemed fully addressed, and the Meeting was adjourned at 4:15 p.m., following a brief recess to prepare these minutes, which were read and approved by all present, and signed by the Chairman and Secretary of the Meeting.

[Signature pages follows]

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